SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 540

Houston, Texas 77046

June 29, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

RE:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-239518)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-239518) (the “Registration Statement”) of Sunnova Energy International Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 9:00 a.m., Washington, D.C. time, on July 1, 2020 or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Travis Wofford at (713) 229-1315.

20 East Greenway Plaza, Suite 540 Houston, Texas 77046 (281) 985-9904

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 29, 2020

Very truly yours,

Sunnova Energy International Inc.

By:	/s/ Walter A. Baker
Walter A. Baker
Executive Vice President, General Counsel and Secretary

CC:	William J. Berger, Sunnova Energy International Inc.
Robert Lane, Sunnova Energy International Inc.
Travis Wofford, Baker Botts L.L.P.
Joshua Davidson, Baker Botts L.L.P.
David Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request